SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S IN-FLIGHT PHONE SERVICE TEMPORARILY ON HOLD AS ONAIR TERMINATES SERVICE
AFTER
13 MONTH PROVING PERIOD

Ryanair, the world's favourite airline, today (29th March 10) confirmed that OnAir, Ryanair's in-flight phone service provider, has notified Ryanair of their intention to terminate the contract after 13 months proving period of service operations.

Ryanair was pleased with the performance of the OnAir system and the rapidly growing call/text and data volumes, and had notified OnAir of its wish to roll the service out across the entire Ryanair fleet. OnAir were unwilling to commit to this expansion at this time, and exercised their right to terminate the agreement at the end of the 13 month proving period of service operation.

Following this successful experience with in-flight phone services, Ryanair will now invite other in-flight communications providers to tender for access to Ryanair's 73 million annual passengers on Europe's largest international scheduled airline.

Ryanair's Stephen McNamara said:

"Ryanair regrets that OnAir were unwilling to commit to roll out its in-flight phone service to all Ryanair's 230 plus aircraft fleet.  As a result OnAir has decided to terminate its contract after a successful 13 month proving period of service operation.  We wish to thank OnAir for their help and support with this programme to date and wish them well for the future.

"Ryanair will now invite other in-flight communications providers to tender for access to Ryanair's 73million passengers to develop a fleet wide in-flight phone service on the world's No 1 international scheduled airline".

Ends.                                                                Monday, 29th March 2010

For further information:
Daniel DeCarvalho - Ryanair                      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1212                                  Tel: 00 353 1 4980 26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  29 March, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary